Santa Fe Petroleum, Inc.

1333 W. McDermott Drive, Suite 200

Allen, Texas 75013

October 30, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Santa Fe Petroleum, Inc. (File No. 0-55503)

Application for Withdrawal of Registration Statement on Form 10 filed on September 3, 2015 (File No. 0-55503)

Ladies and Gentlemen:

Pursuant to Section 12(d) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), Santa Fe Petroleum, Inc., a Delaware corporation (the “Company”), hereby requests that the registration statement on Form 10-12G filed on September 3, 2015 be withdrawn, effective as of the date of filing of this letter.

Should you have any questions, please contact our counsel, Robert A. Forrester, at (972) 437-9898 or raforrester@sbcglobal.net.

Santa Fe Petroleum, Inc.

/s/ Edward R. Wachendorfer

Edward R. Wachendorfer,

Chief Executive Officer